REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 25, 2025, and the outcome:

Election of Directors

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	53,457,425	611,555	98.87%
Matthew Coon Come	53,425,307	643,672	98.81%
Rudi P. Fronk	53,235,868	833,110	98.46%
M. Colin Joudrie	53,718,167	350,813	99.35%
Melanie R. Miller	53,703,236	365,744	99.32%
Clem A. Pelletier	53,720,659	348,321	99.36%
Julie Robertson	53,700,508	368,471	99.32%
John W. Sabine	50,297,813	3,771,166	93.03%
Gary A. Sugar	53,761,058	307,921	99.43%
Carol T. Willson	53,413,099	655,880	98.79%

Description of Other Matters Voted Upon	Outcome of Vote
Approval to fix the number of directors of the Company at ten	Resolution approved
Reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
Authorization of the directors to fix the auditors remuneration.	Resolution approved
Approval of the adoption of a new By-law for the Corporation.	Resolution approved
Approval, on an advisory basis, of the Corporation's approach on executive compensation.	Resolution approved

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 25, 2025.

SEABRIDGE GOLD INC.

Per:  "C. Bruce Scott"

C. Bruce Scott

Senior Vice President, General Counsel and Corporate Secretary

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com